Exhibit 99.120

UNDERTAKING

TO:	Autorité des marchés financiers

FROM:	ImmunoPrecise Antibodies Ltd. (the “Company”)

RE:	Preliminary short form base shelf prospectus filed on November 6, 2020 (the “Prospectus”) relating to the issue and sale from time to time of common shares, preferred shares, debt securities, warrants, units and subscription receipts (collectively, the “Securities”)

In connection with the filing by the Company of the Prospectus, the Company hereby undertakes not to distribute Securities in Canada by way of an “at-the-market distribution” (as contemplated in Part 9 of National Instrument 44-102) (“ATM”) under the Prospectus unless the Company has filed an amendment to the Prospectus adding Québec as a jurisdiction in which the Securities will be distributed or otherwise obtained exemptive relief therefrom.

DATED as of November 17, 2020.

IMMUNOPRECISE ANTIBODIES LTD.

By:	(signed) “Lisa Helbling”
Name: Lisa Helbling
Title: Chief Financial Officer